Exhibit 99.1

Yandex Announces Fourth Quarter and Full-Year 2012 Financial Results

MOSCOW and THE HAGUE, Netherlands, February 19, 2013, Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its financial results for the fourth quarter and the full year ended December 31, 2012.

Q4 2012 Financial Highlights

•                  Revenues of RUR 8.8 billion ($290.4 million(1)), up 37% compared with Q4 2011

•                  Ex-TAC revenues(2) (excluding traffic acquisition costs), up 36% compared with Q4 2011

•                  Income from operations of RUR 3.1 billion ($102.3 million), up 19% compared with Q4 2011

•                  Adjusted EBITDA(3) of RUR 4.3 billion ($140.1 million), up 30% compared with Q4 2011

•                  Operating margin of 35.2%

•                  Adjusted EBITDA margin(2) of 48.2%

•                  Adjusted ex-TAC EBITDA margin(2) of 57.5%

•                  Net income of RUR 2.7 billion ($88.6 million), up 27% compared with Q4 2011

•                  Adjusted net income(3) of RUR 3.0 billion ($97.6 million), up 35% compared with Q4 2011

•                  Net income margin of 30.5%

•                  Adjusted net income margin(2) of 33.6%

•                  Adjusted ex-TAC net income margin(2) of 40.1%

•                  Cash, deposits and investments in debt securities of RUR 27.2 billion ($895.3 million) as of December 31, 2012

FY 2012 Financial Highlights

•                  Revenues of RUR 28.8 billion ($947.1 million(1)), up 44% compared with FY 2011

•                  Ex-TAC revenues(2) (excluding traffic acquisition costs), up 41% compared with FY 2011

•                  Income from operations of RUR 9.5 billion ($311.2 million), up 34% compared with FY 2011

•                  Adjusted EBITDA(3) of RUR 13.1 billion ($432.7 million), up 42% compared with FY 2011

•                  Operating margin of 32.9%

•                  Adjusted EBITDA margin(2) of 45.7%

•                  Adjusted ex-TAC EBITDA margin(2) of 54.8%

•                  Net income of RUR 8.2 billion ($270.7 million), up 42% compared with FY 2011

•                  Adjusted net income(3) of RUR 8.8 billion ($288.7 million), up 46% compared with FY 2011

•                  Net income margin of 28.6%

•                  Adjusted net income margin(2) of 30.5%

•                  Adjusted ex-TAC net income margin(2) of 36.6%

“Yandex delivered strong fourth quarter and full year 2012 results with robust revenue growth, solid search share and a continuing stream of important innovations,” said Arkady Volozh, Chief Executive Officer of Yandex.  “In Q4, we launched key products aimed at improving the user experience, including new mobile apps, personalized search and our Yandex.Browser, which has already captured a considerable share of the

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 30.3727 to $1.00, the official exchange rate quoted as of December 31, 2012 by the Central Bank of the Russian Federation.

(2)  This is a non-GAAP financial measure. Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define this non-GAAP financial measure. You will find a reconciliation of this non-GAAP financial measure to the most directly comparable US GAAP measure in the accompanying financial tables at the end of this release.

(3) Adjusted EBITDA and adjusted net income are non-GAAP financial measures. Beginning with Q1 2012, our adjusted EBITDA and adjusted net income include adjustments for the accrual of expense related to the contingent compensation that may be payable to certain employees through November 2013 in connection with our acquisition of the mobile software business of SPB Software. Beginning with Q3 2012, our adjusted net income includes adjustment for gains from the sale of our equity investments. Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define adjusted EBITDA and adjusted net income. You will find a reconciliation of adjusted EBITDA and adjusted net income to GAAP net income, the most directly comparable US GAAP measure for both non-GAAP measures, in the accompanying financial tables at the end of this release.

Russian browser market. I am also proud to report that, for the first time ever, we became the fourth largest search engine in the world, according to comScore.”

The following table provides a summary of key financial results for the three and twelve months ended December 31, 2011 and 2012:

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2011	2012	Change	2011	2012	Change
Revenues	6,439	8,819	37%	20,033	28,767	44%
Ex-TAC revenues (2)	5,437	7,403	36%	17,035	23,987	41%
Income from operations	2,603	3,107	19%	7,034	9,454	34%
Adjusted EBITDA (3)	3,269	4,255	30%	9,237	13,142	42%
Net income	2,123	2,691	27%	5,773	8,223	42%
Adjusted net income (3)	2,198	2,965	35%	6,003	8,768	46%

Q4 2012 Operational Highlights

•                  Share of Russian search market (including mobile) averaged 60.5% in Q4 2012 (according to LiveInternet)

•                  Search queries grew 26% from Q4 2011

•                  Number of advertisers grew to more than 213,000, up 22% from Q4 2011 and up 5% from Q3 2012

•                  Rolled out a new search platform code-named Kaliningrad

•                  Launched Yandex.Browser

•                  Launched Yandex.Search app for the iPad

•                  Announced the formation of a Yandex.Money joint venture with Sberbank

Revenues

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2011	2012	Change	2011	2012	Change
Advertising revenues:
Text-based advertising
Yandex websites	4,405	6,181	40%	14,590	20,610	41%
Ad network	1,037	1,462	41%	2,922	4,898	68%
Total text-based advertising	5,442	7,643	40%	17,512	25,508	46%
Display advertising	864	964	12%	2,096	2,592	24%
Total advertising revenues	6,306	8,607	36%	19,608	28,100	43%
Online payment commissions	115	178	55%	383	552	44%
Other	18	34	89%	42	115	174%
Total revenues	6,439	8,819	37%	20,033	28,767	44%

Text-based advertising revenues, accounting for 87% of total revenues in Q4 2012, continued to determine overall top-line performance.

Text-based advertising revenues from Yandex’s own websites accounted for 70% of total revenues during Q4 2012, and increased 40% compared with Q4 2011. Text-based advertising revenues from our ad network increased 41% compared with Q4 2011 and contributed 17% of total revenues during Q4 2012. Our advertising network grew generally in line with Yandex’s own websites given that a full year has passed since we made several changes to the monetization algorithms and added Rambler to our partner network.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 26% in Q4 2012 compared with

Q4 2011 and grew 20% sequentially. As with growth rates in network ad revenues, lower growth rates in paid clicks reflects the fact that a full year has passed since we made several changes to the monetization algorithms and added Rambler to our partner network. Additionally, growth in paid clicks during each of the previous four quarters benefited from the initiatives that we launched in Q3 2011, which aimed to lower CPCs in the regions. Our average cost per click in Q4 2012 increased 11% compared with Q4 2011.

Display advertising revenue, accounting for 11% of total revenues during Q4 2012, increased 12% compared with Q4 2011, considerably faster than the 4% growth posted by the market overall. As anticipated, the growth rate in display advertising was significantly lower than in text-based advertising partially due to increased supply of TV ad inventory at attractive rates.

Online payment commissions accounted for 2% of revenue during Q4 2012, and increased 55% compared with Q4 2011.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, including related share-based compensation expense. Increases across all cost categories, excluding D&A, reflect investments in overall growth, including personnel. In Q4 2012, Yandex added 154 full-time employees, an increase of 4% from September 30, 2012, and up 14% from December 31, 2011. The total number of full-time employees was 3,761 as of December 31, 2012. Total share-based compensation expense increased 37% in Q4 2012.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2011	2012	Change	2011	2012	Change
TAC:
Related to the Yandex ad network	665	928	40%	1,853	3,128	69%
Related to distribution partners	337	488	45%	1,145	1,652	44%
Total TAC	1,002	1,416	41%	2,998	4,780	59%
Total TAC as a % of total revenues	15.6%	16.1%		15.0%	16.6%
Other cost of revenues	483	660	37%	1,709	2,408	41%
Other cost of revenues as a % of revenues	7.5%	7.5%		8.5%	8.4%
Total cost of revenues	1,485	2,076	40%	4,707	7,188	53%
Total cost of revenues as a % of revenues	23.1%	23.5%		23.5%	25.0%

TAC remained stable as a percentage of text-based revenues at 18.5% in Q4 2012 compared with 18.4% in Q4 2011.

Other cost of revenues in Q4 2012 increased 37% compared with Q4 2011, reflecting growth in personnel and data center-related costs in line with revenue growth.

Product development

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2011	2012	Change	2011	2012	Change
Product development	853	1,115	31%	3,124	4,274	37%
As a % of revenues	13.2%	12.6%		15.6%	14.9%

The increase in product development expenses in Q4 2012 primarily reflects increases in the number of developers, as well as in employee remuneration. Headcount in development staff increased 10% from 1,842 as of December 31, 2011, to 2,027 as of December 31, 2012, with 78 employees added since September 30, 2012.

Selling, general and administrative (SG&A)

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2011	2012	Change	2011	2012	Change
Sales, general and administrative	916	1,661	81%	3,294	4,900	49%
As a % of revenues	14.2%	18.8%		16.4%	17.0%

The increase in SG&A in Q4 2012 was driven primarily by increased advertising and marketing expenses in Russia and in Turkey and by compensation expense related to contingent compensation paid and potentially payable in connection with our acquisition of SPB Software.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2011	2012	Change	2011	2012	Change
SBC expense included in cost of revenues	7	14	100%	26	33	27%
SBC expense included in product development	42	70	67%	153	221	44%
SBC expense included in SG&A	35	31	-11%	150	122	-19%
Total SBC expense	84	115	37%	329	376	14%
As a % of revenues	1.3%	1.3%		1.6%	1.3%

Total SBC expense increased 37% in Q4 2012 compared with Q4 2011. The increase is principally related to new grants.

Depreciation and amortization (D&A) expense

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUR millions	2011	2012	Change	2011	2012	Change
Depreciation and amortization	582	860	48%	1,874	2,951	57%
As a % of revenues	9.0%	9.8%		9.4%	10.3%

D&A expense increased 48% in Q4 2012 compared with Q4 2011, primarily reflecting considerable investments in servers and data centers made last year.

As a result of the factors described above, income from operations was RUR 3.1 billion ($102.3 million) in Q4 2012, a 19% increase from Q4 2011, while adjusted EBITDA reached RUR 4.3 billion ($140.1 million) in Q4 2012, up 30% from Q4 2011.

Interest income in Q4 2012 was RUR 333 million, up from RUR 105 million in Q4 2011, principally as a result of investing more of our cash provided by operating activities in Russia, where our investments earn higher returns.

Foreign exchange gain in Q4 2012 was RUR 17 million, compared to a foreign exchange gain of RUR 6 million in Q4 2011.  Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies due to exchange rate fluctuations are recognized as foreign exchange gains or losses in the income statement. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by these currency fluctuations, they resulted in upward revaluations of the ruble equivalent of these U.S. dollar-denominated monetary assets in Q4 2012 and Q4 2011.

Income tax expense for Q4 2012 was RUR 791 million, up from RUR 573 million in Q4 2011. Our effective tax rate increased from 21.3% in Q4 2011 to 22.7% in Q4 2012 and was in line with our effective tax rate of 22.5% in Q3 2012.

Adjusted net income in Q4 2012 was RUR 3.0 billion ($97.6 million), a 35% increase from Q4 2011, broadly in line with the revenue growth.

Adjusted net income margin was 33.6% in Q4 2012, compared to 34.1% in Q4 2011.

Net income was RUR 2.7 billion ($88.6 million) in Q4 2012, up 27% compared with Q4 2011. The slower growth in net income compared with adjusted net income was primarily the result of the accrual of expense related to the contingent compensation paid and potentially payable to certain employees in connection with our acquisition of the mobile software business of SPB Software. We adjust for this expense in our non-GAAP adjusted net income measure.

As of December 31, 2012, Yandex had cash and cash equivalents, term deposits (including long-term deposits) and long-term debt securities of RUR 27.2 billion ($895.3 million).

Net operating cash flow and capital expenditures for Q4 2012 were RUR 3.9 billion ($126.8 million) and RUR 1.0 billion ($32.9 million), respectively.

The total number of shares issued and outstanding as of December 31, 2012 was 327,760,083, including 202,318,864 Class A shares, 125,441,218 Class B shares, one Priority share, and excluding Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee stock options outstanding to purchase up to an additional 10.4 million shares, at a weighted average exercise price of $4.30 per share, of which options to purchase 7.9 million shares were fully vested; equity-settled share appreciation rights equal to 0.9 million shares, at a weighted average measurement price of $20.21, none of which were vested; and restricted share units equal to 1.9 million shares, of which restricted share units to purchase 0.1 million shares were fully vested.

Outlook for 2013

On a like-for-like basis, excluding the revenue associated with Yandex.Money from 2012 and 2013 results, Yandex expects to achieve full year ruble-based revenue growth of 28% to 32% in 2013(1).

(1)  In 2012, Yandex recognized total revenue of RUR 28,767 million, including RUR 552 million in payments commissions related to Yandex.Money and RUR 28,215 million in advertising revenue and other revenue.  Yandex will continue to recognize revenue related to Yandex.Money until the Joint Venture with Sberbank is completed.  We currently expect to complete this transaction in Q2 2013.

Conference Call Information

Yandex’s management will hold an earnings conference call on February 19, 2013 at 9:00 AM U.S. Eastern Time (6:00 PM Moscow time; 2:00 PM London time).

To access the conference call live, please dial:

US: +1 631 510 7498

UK: +44 (0) 1452 555 566

Russia: 8 10 800 20972044

Passcode: 95073339#

A replay of the call will be available through February 26, 2013. To access the replay, please dial:

US: +1 866 247 4222

Russia/International: +44 (0) 1452 550 000

Passcode: 95073339#

A live and archived webcast of this conference call will be available at http://ir.yandex.com/eventdetail.cfm?eventid=124874

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies providing the world with search and online services one market at a time. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading search service in Russia and also serves Turkey, Ukraine, Belarus and Kazakhstan. More information on Yandex can be found at http://company.yandex.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2013. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the legal and regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. Additional risk factor disclosure and related information will also be set forth in our Annual Report on Form 20-F for the year ended December 31, 2012. All information in this release and in the attachments is as of February 19, 2013, and Yandex undertakes no duty to update this information unless required by law.

CONTACTS

Investor Relations

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Dina Litvinova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC).

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with our acquisition of the mobile software business of SPB Software and (4) provision for income taxes, less (A) interest income and (B) other income/(expense).

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues.

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenue.

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with our acquisition of the mobile software business of SPB Software, and (3) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses (gains); less gain from the sale of equity investments.

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues.

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below, we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under US GAAP to accrue as expense the contingent compensation that may be payable to certain employees in connection with our acquisition of the mobile software business of SPB Software in November 2011. The maximum aggregate amount of such contingent compensation is $14.1 million, payable on the achievement of certain milestones and the continued employment of the sellers, $7.1 million of which was paid in November 2012. We have eliminated this acquisition-related expense from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Gain from the sale of equity investments

Adjusted net income also excludes a gain in the year ended December 31, 2012 from our sale of our minority interest in face.com in connection with the sale of that company.  We believe that it is useful to present adjusted net income and related margin measures excluding the effect of this significant one-off item in order to provide a clearer picture of our operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of December 31,
	2011*	2012	2012
	RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	5,930	7,425	244.5
Marketable securities	—	76	2.5
Term deposits	4,789	4,629	152.4
Accounts receivable, net	1,246	1,767	58.2
Prepaid expenses	620	597	19.7
Assets held for sale	1,656	2,024	66.6
Deferred tax assets	296	456	15.0
Other current assets	529	1,217	40.1
Total current assets	15,066	18,191	599.0
Property and equipment, net	6,916	8,095	266.5
Intangible assets, net	481	323	10.6
Goodwill	754	750	24.7
Long-term prepaid expenses	616	695	22.9
Restricted cash	454	214	7.0
Term deposits	2,344	10,330	340.1
Investments in non-marketable equity securities	569	500	16.5
Investments in debt securities	6,733	4,810	158.4
Deferred tax assets	2	35	1.2
Other non-current assets	141	342	11.3
TOTAL ASSETS	34,076	44,285	1,458.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	1,710	2,513	82.8
Taxes payable	906	1,455	47.9
Deferred revenue	899	1,092	36.0
Liabilities related to assets held for sale	1,196	1,619	53.3
Deferred tax liabilities	—	3	0.1
Total current liabilities	4,711	6,682	220.1
Deferred tax liabilities	189	448	14.8
Other accrued liabilities	223	108	3.6
Total liabilities	5,123	7,238	238.5
Commitments and contingencies
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 2,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000 and 2,000,000,000, Class B: 273,764,304 and 159,494,722, and Class C: 276,063,445 and 159,494,722); shares issued (Class A: 159,217,348 and 202,318,864, Class B: 164,621,382 and 125,441,218, and Class C: 109,142,922 and 27,972,630, respectively); shares outstanding (Class A: 159,217,348 and 202,318,864, Class B: 164,621,382 and 125,441,218, and Class C: nil)	595	445	14.7
Additional paid-in capital	12,729	13,617	448.3
Accumulated other comprehensive income	1,828	961	31.6
Retained earnings	13,801	22,024	725.1
Total shareholders’ equity	28,953	37,047	1,219.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	34,076	44,285	1,458.2

* Balances related to Yandex.Money are reclassified from their historical presentation to assets held for sale and liabilities related to assets held for sale

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended December 31,
	2011	2012	2012
	RUR	RUR	$

Revenues	6,439	8,819	290.4
Operating costs and expenses:
Cost of revenues(1)	1,485	2,076	68.4
Product development(1)	853	1,115	36.7
Sales, general and administrative(1)	916	1,661	54.7
Depreciation and amortization	582	860	28.3
Total operating costs and expenses	3,836	5,712	188.1
Income from operations	2,603	3,107	102.3
Interest income	105	333	11.0
Other (expense)/ income, net	(12)	42	1.3
Net income before income taxes	2,696	3,482	114.6
Provision for income taxes	573	791	26.0
Net income	2,123	2,691	88.6
Net income per Class A and Class B share:
Basic	6.57	8.22	0.27
Diluted	6.34	8.00	0.26
Weighted average number of Class A and Class B shares outstanding
Basic	323,241,474	327,511,749	327,511,749
Diluted	334,864,888	336,211,460	336,211,460

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	7	14	0.5
Product development	42	70	2.3
Sales, general and administrative	35	31	1.0

YANDEX N.V.

Unaudited Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Year ended December 31,
	2011*	2012	2012
	RUR	RUR	$

Revenues	20,033	28,767	947.1
Operating costs and expenses:
Cost of revenues(1)	4,707	7,188	236.7
Product development(1)	3,124	4,274	140.7
Sales, general and administrative(1)	3,294	4,900	161.3
Depreciation and amortization	1,874	2,951	97.2
Total operating costs and expenses	12,999	19,313	635.9
Income from operations	7,034	9,454	311.2
Interest income	222	1,002	33.0
Other income, net	62	118	3.9
Net income before income taxes	7,318	10,574	348.1
Provision for income taxes	1,545	2,351	77.4
Net income	5,773	8,223	270.7
Net income per Class A and Class B share:
Basic	18.30	25.21	0.83
Diluted	17.59	24.50	0.81
Weighted average number of Class A and Class B shares outstanding
Basic	315,541,639	326,210,948	326,210,948
Diluted	328,155,087	335,690,596	335,690,596

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	26	33	1.1
Product development	153	221	7.3
Sales, general and administrative	150	122	4.0

* Derived from audited financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended December 31,
	2011*	2012	2012
	RUR	RUR	$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,123	2,691	88.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	553	790	26.0
Amortization of acquisition-related intangible assets	29	70	2.3
Share-based compensation expense	70	115	3.8
Deferred income taxes	(7)	(39)	(1.3)
Foreign exchange gains	(6)	(17)	(0.6)
Other	19	(24)	(0.7)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(295)	(331)	(10.9)
Prepaid expenses and other assets	(232)	(84)	(2.8)
Accounts payable and accrued liabilities	289	522	17.2
Deferred revenue	174	167	5.5
Assets held for sale	(328)	(306)	(10.1)
Liabilities related to assets held for sale	196	299	9.8
Net cash provided by operating activities	2,585	3,853	126.8

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(1,733)	(1,000)	(32.9)
Acquisition of businesses, net of cash acquired	(735)	—	—
Investments in debt securities	(3,429)	—	—
Proceeds from maturity of debt securities	—	759	25.1
Investments in term deposits	(4,190)	(6,350)	(209.1)
Maturities of term deposits	5,104	4,788	157.6
Escrow cash deposit	(433)	219	7.2
Net cash used in investing activities	(5,416)	(1,584)	(52.1)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	89	56	1.8
Ordinary shares issuance costs	(5)	—	—
Net cash provided by financing activities	84	56	1.8
Effect of exchange rate changes on cash and cash equivalents	312	(96)	(3.1)
Net change in cash and cash equivalents	(2,435)	2,229	73.4

Cash and cash equivalents at beginning of period	8,365	5,196	171.1
Cash and cash equivalents at end of period	5,930	7,425	244.5

* Cash flows related to Yandex.Money are reclassified from their historical presentation to cash flows related to changes in assets held for sale and liabilities related to assets held for sale

YANDEX N.V.

Unaudited Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Year ended December 31,
	2011*	2012	2012
	RUR	RUR	$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	5,773	8,223	270.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,826	2,812	92.6
Amortization of acquisition-related intangible assets	48	139	4.6
Share-based compensation expense	286	376	12.4
Deferred income taxes	(169)	72	2.4
Foreign exchange (gains)/ losses	(101)	57	1.9
Gain from sale of equity securities	—	(234)	(7.7)
Other	40	51	1.7
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(436)	(526)	(17.3)
Prepaid expenses and other assets	(974)	(923)	(30.4)
Accounts payable and accrued liabilities	1,044	1,277	42.0
Deferred revenue	347	195	6.4
Assets held for sale	(530)	(411)	(13.5)
Liabilities related to assets held for sale	352	421	13.8
Net cash provided by operating activities	7,506	11,529	379.6

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(5,530)	(3,984)	(131.2)
Acquisition of businesses, net of cash acquired	(735)	—	—
Investments in non-marketable equity securities	(478)	(47)	(1.6)
Proceeds from sale of equity securities	—	174	5.7
Investments in debt securities	(6,548)	—	—
Proceeds from maturity of debt securities	—	1,521	50.1
Investments in term deposits	(13,028)	(16,585)	(546.0)
Maturities of term deposits	9,200	8,512	280.3
Escrow cash deposit	(433)	219	7.2
Net cash used in investing activities	(17,552)	(10,190)	(335.5)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	231	361	11.9
Repurchase of share options	(8)	—	—
Ordinary shares issuance costs	(28)	—	—
Proceeds from issuance of ordinary shares	11,403	—	—
Net cash provided by financing activities	11,598	361	11.9
Effect of exchange rate changes on cash and cash equivalents	1,353	(205)	(6.7)
Net change in cash and cash equivalents	2,905	1,495	49.3

Cash and cash equivalents at beginning of period	3,025	5,930	195.2
Cash and cash equivalents at end of period	5,930	7,425	244.5

* Cash flows related to Yandex.Money are reclassified from their historical presentation to cash flows related to changes in assets held for sale and liabilities related to assets held for sale

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues from US GAAP Revenues

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2011	2012	Change	2011	2012	Change
Total revenues	6,439	8,819	37%	20,033	28,767	44%
Less: traffic acquisition costs (TAC)	1,002	1,416	41%	2,998	4,780	59%
Ex-TAC revenues	5,437	7,403	36%	17,035	23,987	41%

Reconciliation of Adjusted EBITDA from US GAAP Net Income

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2011	2012	Change	2011	2012	Change
Net income	2,123	2,691	27%	5,773	8,223	42%
Add: depreciation and amortization	582	860	48%	1,874	2,951	57%
Add: share-based compensation (SBC) expense	84	115	37%	329	376	14%
Add: compensation expense related to contingent consideration	—	173	n/m	—	361	n/m
Less: interest income	(105)	(333)	217%	(222)	(1,002)	351%
Less: other income/ (expense), net	12	(42)	-450%	(62)	(118)	90%
Add: provision for income taxes	573	791	38%	1,545	2,351	52%
Adjusted EBITDA	3,269	4,255	30%	9,237	13,142	42%

Reconciliation of Adjusted Net Income from US GAAP Net Income

	Three months ended December 31,			Twelve months ended December 31,
In RUR millions	2011	2012	Change	2011	2012	Change
Net income	2,123	2,691	27%	5,773	8,223	42%
Add: SBC expense	84	115	37%	329	376	14%
Less: reduction in income tax attributable to SBC expense	(4)	(1)	n/m	(13)	(4)	n/m
Add: compensation expense related to contingent consideration	—	173	n/m	—	361	n/m
Add: foreign exchange loss/ (gain)	(6)	(17)	183%	(101)	57	-156%
Less: (reduction)/ increase in income tax attributable to foreign exchange loss/ (gain)	1	4	n/m	15	(11)	n/m
Less: gain from sale of equity investments	—	—	n/m	—	(234)	n/m
Adjusted Net Income	2,198	2,965	35%	6,003	8,768	46%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin for the Three Months and Twelve Months Ended December 31, 2012

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended December 31, 2012	2,691	30.5%	1,564	4,255	48.2%	57.5%
Twelve months ended December 31, 2012	8,223	28.6%	4,919	13,142	45.7%	54.8%

(1)         Net income margin is defined as net income divided by total revenues.

(2)         Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to SPB Software contingent compensation, interest income, other income/ (expense), net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)         Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)         Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin for the Three Months and Twelve Months Ended December 31, 2012

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended December 31, 2012	2,691	30.5%	274	2,965	33.6%	40.1%
Twelve months ended December 31, 2012	8,223	28.6%	545	8,768	30.5%	36.6%

(1)         Net income margin is defined as net income divided by total revenues.

(2)         Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to SPB Software contingent compensation, gain from sale of equity investments and foreign exchange loss/ (gain) (as adjusted for the (reduction)/ increase in income tax attributable to loss/ (gain)). For a reconciliation of adjusted net income to net income, please see the table above.

(3)         Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)         Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.